                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               PRIZE ENERGY CORP.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                    74267L106

                                 (CUSIP Number)

                                 MARK L. WITHROW
                        PIONEER NATURAL RESOURCES COMPANY
                            1400 WILLIAMS SQUARE WEST
                             5205 N. O'CONNOR BLVD.
                               IRVING, TEXAS 75039


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                    Copy to:

                                ROBERT L. KIMBALL
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                               DALLAS, TEXAS 75201
                                 (214) 220-7700

                                 AUGUST 23, 2000

     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      Pioneer Natural Resources USA, Inc.             752516853
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO*
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                    7     Sole Voting Power            2,637,715
  Number of Shares Beneficially     --------------------------------------------
                                    8     Shared Voting Power                  0
     Owned by Each Reporting        --------------------------------------------
                                    9     Sole Dispositive Power       2,637,715
           Person With              --------------------------------------------
                                    10    Shared Dispositive Power             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  2,637,715
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                19.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            CO
--------------------------------------------------------------------------------

* Not applicable

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      Pioneer Natural Resources Company               752702753
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     OO*
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                    7     Sole Voting Power            2,637,715
  Number of Shares Beneficially     --------------------------------------------
                                    8     Shared Voting Power                  0
     Owned by Each Reporting        --------------------------------------------
                                    9     Sole Dispositive Power       2,637,715
           Person With              --------------------------------------------
                                    10    Shared Dispositive Power             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person  2,637,715
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)                19.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                            CO
--------------------------------------------------------------------------------

* Not applicable

     This Amendment No. 2 to Schedule 13D is filed by Pioneer Natural Resources USA, Inc., a Delaware corporation ("Pioneer USA"), and Pioneer Natural Resources Company, a Delaware corporation ("Pioneer"). Pioneer USA and Pioneer are collectively referred to herein as "Reporting Persons."

     This Amendment No. 2 amends and restates Items 4 and 7 contained in the
Schedule 13D dated February 8, 2000, amended by Amendment No. 1 dated March 31, 2000, and filed by each of the Reporting Persons (the "Prior Filing"). Items 1, 2, 3, 5, and 6 of the Prior Filing remain unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     On August 23, 2000, Prize Energy Corp. filed with the Securities and Exchange Commission a registration statement on Form S-1 (File No. 333-44346) for a proposed public sale of common stock, including all of the 2,637,715 shares held by Pioneer USA. Pioneer USA's share of proceeds from the proposed sale, which is contingent on acceptable pricing, will be used to reduce outstanding bank debt.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

10.1 Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*

10.2 Stock Purchase Agreement dated as of March 28, 2000, by and between Prize Energy Corp. and Pioneer Natural Resources USA, Inc.*

99.1 Joint Filing Statement dated February 18, 2000 among the Reporting
     Persons.*

99.2 Joint Filing Statement dated April 6, 2000 among the Reporting Persons.*


----------
*Previously filed.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 24, 2000              PIONEER NATURAL RESOURCES COMPANY



                                            By: /s/ Mark L. Withrow
                                                -------------------------
                                            Name: Mark L. Withrow
                                            Title: Executive Vice President


Dated:   August 24, 2000              PIONEER NATURAL RESOURCES USA, INC.



                                            By: /s/ Mark L. Withrow
                                                -------------------------
                                            Name: Mark L. Withrow
                                            Title: Executive Vice President

                                  EXHIBIT INDEX


Exhibit
   No.         Description
-------        -----------

 10.1 Voting and Shareholders Agreement dated as of February 8, 2000 between Prize Energy Corp. and its stockholders.*

 10.2 Stock Purchase Agreement dated as of March 28, 2000, by and between Prize Energy Corp. and Pioneer Natural Resources USA,
               Inc.*

 99.1          Joint Filing Statement dated February 18, 2000 among the
               Reporting Persons.*

 99.2          Joint Filing Statement dated April 6, 2000 among the Reporting
               Persons.*

----------

*Previously filed.